[redacted]

11023344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18428

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Point Capital Markets, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Main Street, Suite 202
(No. and Street)

Chatham	NJ	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Holman, CEO/COO 973-457-1164
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins, CPA, PA
(Name – *if individual, state last, first, middle name*)

75 Essex Street	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 03 2011
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch.O
Ch.A 10/11/2011

OATH OR AFFIRMATION

I, John Holman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Point Capital Markets, LLC, as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Susan Harvey

Notary Public

SUSAN E. HARVEY
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/25/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POINT CAPITAL MARKETS, L.L.C.

Financial Statements
Year Ended June 30, 2011

Tobin&Collins, C.P.A., P.A.

POINT CAPITAL MARKETS, L.L.C.

Financial Statements
Year Ended June 30, 2011

Point Capital Markets, L.L.C.

Table of Contents

	Page Number
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5 - 6
Notes To Financial Statements	7 - 11
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	12
Computation For Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission	13
Independent Auditors' Report on Internal Control	14 - 15

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

To The Member Of

Point Capital Markets, L.L.C.
Chatham, New Jersey

We have audited the accompanying statement of financial condition of Point Capital Markets, L.L.C. (a limited liability company) ("the Company") as of June 30, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Point Capital Markets, L.L.C. at June 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
August 24, 2011

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

POINT CAPITAL MARKETS, L.L.C.

Statement of Financial Condition
June 30, 2011

ASSETS

Current Assets:	
Cash and cash equivalents	$ 8,328
Receivable from clearing firm	110,807
Accounts receivable and prepaid expenses	14,417
Total current assets	133,552
Property and Equipment:	
Property and equipment (net of accumulated depreciation of $406)	2,147
Total property and equipment	2,147
Other Assets:	
Goodwill	100,000
Total other assets	100,000
Total Assets	$ 235,699

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts payable	$ 75,549
Due to member	22,131
Total current liabilities	97,680
Member's Equity:	
Member's equity	138,019
Total member's equity	138,019
Total Liabilities and Member's Equity	$ 235,699

See independent auditors' report and notes to financial statements.

POINT CAPITAL MARKETS, L.L.C.

Statement of Operations
Year Ended June 30, 2011

Revenues:	
Commission income	$ 212,265
Referral fee income	66,740
Trading error	(57,354)
Investment income	109
Total Revenues	221,760
Expenses:	
Compensation	178,222
Professional fees	115,453
Employee benefits	46,298
Commissions	48,996
Clearing costs	29,729
Rent	23,614
Regulatory fees	21,622
Market data	10,503
Payroll taxes	8,932
Travel and entertainment	8,572
Charitable donations	4,000
Office supplies	3,982
Insurance	1,479
Miscellaneous	853
Bank charges	449
Depreciation expense	406
Total Expenses	503,110
Net Loss	$ (281,350)

See independent auditors' report and notes to financial statements.

POINT CAPITAL MARKETS, L.L.C.

Statement of Changes in Member's Equity
Year Ended June 30, 2011

Net Loss	$ (281,350)
Member's Contributions	419,369
Member's Equity - End of Year	$ 138,019

See independent auditors' report and notes to financial statements.

POINT CAPITAL MARKETS, L.L.C.

Statement of Cash Flows
Year Ended June 30, 2011

Cash Flows From Operating Activities:	
Net loss	$ (281,350)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	406
Changes in assets and liabilities -	
(Increase) decrease in:	
Receivable from clearing firm	(9,552)
Accounts receivable and prepaid expenses	(14,417)
Increase (decrease) in:	
Accounts payable	69,406
Due to member	21,222
Net Cash Used In Operating Activities	(214,285)
Cash Flows From Investing Activities:	
Purchase of property and equipment	(2,553)
Net Cash Used In Investing Activities	(2,553)
Cash Flows From Financing Activities:	
Member's contribution	225,000
Cash received upon purchase of company	166
Net Cash Provided By Financing Activities	225,166
Net Increase in Cash and Cash Equivalents	8,328
Cash and Cash Equivalents - Beginning of Year	0
Cash and Cash Equivalents - End of Year	$ 8,328

(Continued)

See independent auditors' report and notes to financial statements.

POINT CAPITAL MARKETS, L.L.C.

Statement of Cash Flows (Continued)
Year Ended June 30, 2011

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:		
Income taxes	$	0
Supplemental Disclosure of Non-cash Investing and Financing Information:		
Assets and liabilities received upon purchase of the Company -		
Receivable from clearing firm	$	100,346
Accounts payable	$	6,143
Member's contribution	$	194,369

See independent auditors' report and notes to financial statements.

1. General

Point Capital Markets, L.L.C. (the "Company") was formed in the State of Delaware on July 30, 2010 as a Delaware Limited Liability Company. The Company is a designated veteran owned broker dealer serving the financial community by providing execution services for asset managers of all sizes and strategically advises small companies with their capital structures. It is the intention of the Company to contribute a portion of its commission income to military and veteran charities.

On July 22, 2010, the owners of the Company purchased 100% of the issued and outstanding stock of John M. Cunningham, Inc. which was incorporated on July 1, 1975 in the Commonwealth of Pennsylvania. On that date, the Company filed an amendment to its certificate of incorporation with the Commonwealth of Pennsylvania to change its name from John M. Cunningham, Inc. to Point Capital Markets, Inc. On July 30, 2010 the Company filed with the State of Delaware a certificate of conversion from a corporation to a Limited Liability Company.

The Company acts as a broker dealer and is exempt from The Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by the clearing firm.

2. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents are highly liquid investments with a maturity of three months or less. Cash in excess of that required for operating activities is invested in a money market fund.

Securities Available for Sale –

Available for sale securities consist of certain equity securities not classified as trading securities or as securities to be held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Fair value is computed using quoted market prices at year end for the securities owned. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

The Company did not have any equity positions in available for sale securities at June 30, 2011 as they act solely as agents in riskless principal equity transactions.

(Continued)

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment –

Property and equipment are stated at cost and are depreciated using the straight-line method over an estimated useful live of five years.

Concentration of Credit Risk –

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents. The balances in these accounts from time to time may exceed federally insured limits.

Revenue Recognition –

Commission revenues consist of payments received from customer trades that are placed with the clearing firm. The fees are recorded on the settlement date, which is not materially different than the trade date.

Referral fee income consists of fees received for brokering direct participation programs in select private equity funds to the public.

Trading error consists of costs related to errors made when entering customer trades. During the year ended June 30, 2011, the Company made a trade error which resulted in a loss of $57,354.

Income Taxes –

The Company is not subject to federal income taxes. The member is taxed individually on the taxable income, whether or not distributed, and may be entitled to deduct any losses.

Accounting Standards Codification Topic 740, "*Income Taxes*" ("ASC 740"), provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for prior years.

(Continued)

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Subsequent Events –

We have evaluated subsequent events from June 30, 2011 through September 6, 2011, the date of the financial statement issuance, for disclosure. Subsequent to year end, the Company received capital contributions from its member in the amount of $225,000.

3. Receivable from Clearing Firm

At June 30, 2011, the Company had $110,807 deposited with Pershing, L.L.C. ("Pershing"), which is the entity the Company uses to clear its equity, equity options and fixed income security trades. Per the terms of the clearing agreement with Pershing, the Company must maintain a balance of $100,000 deposited at all times.

4. Property and Equipment

At June 30, 2011, property and equipment consists of:

Computer equipment	$	2,553
Less: Accumulated depreciation		(406)
Total property and equipment	$	2,147

Depreciation expense amounted to $406 for the year ended June 30, 2011.

(Continued)

5. Acquisition

As indicated in Note 1, on July 7, 2010, the Company purchased 100% of the issued and outstanding stock of John M. Cunningham, Inc. for cash of $144,369 and a promissory note of $50,000. The consideration paid of $194,369 exceeded the net assets of John M. Cunningham, Inc. by $100,000. The following table summarizes the estimated fair values of the net assets acquired on July 7, 2010, the date of acquisition.

Pershing Escrow Cash Account	$ 100,000
Pershing Aggregate Account	346
Chase Bank Account	166
Accrued Expenses	(6,143)
Total Estimated Fair Value of Net Assets	$ 94,369

6. Goodwill

The Company has adopted Accounting Standards Codification Topic 350, *Intangibles - Goodwill and Other Intangible Assets* ("ASC 350"). ASC 350 requires the Company to evaluate the goodwill on an annual basis for potential impairment. During the year ended June 30, 2011, there was no change in the carrying amount of goodwill.

7. Related Party Transactions

The Company receives services from and shares office space with its member. Amounts paid to its member for office space and administrative expenses for the year ended June 30, 2011 amounted to $14,719.

The Company has a payable due to its member at June 30, 2011 in the amount of $22,131. The terms of the payable call for no interest to be charged and the balance is due on demand.

During the year ended June 30, 2011, the Company received referral fee income in the amount of $21,000 from an entity in which its member owns a financial interest.

8. Limited Liability Company

Since the Company is a limited liability company, no member manager, agent or employee of the Company shall be liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for the acts or omissions of any other member, director, manager or agent, or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

(Continued)

9. Litigation

The Company has brought a claim before the Financial Industry Regulatory Authority Dispute Resolution Office relative to the acquisition of the stock of the Company. The claim includes a request for damages in the amount of $250,000. The matter has been assigned an Arbitration Number but the Statement of Claim has not been served on the respondent as of the date of the financial statements. The Company is not aware of any claims against them relative to this matter.

(Continued)

Point Capital Markets, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
June 30, 2011

Net Capital:	
Total member's equity	$ 138,019
Non-allowable assets – Property and equipment	(2,147)
Non-allowable assets – Accounts receivable and prepaid expenses	(14,417)
Non-allowable assets – Goodwill	(100,000)
Net capital	$ 21,455
Aggregate Indebtedness –	
Accounts payable	$ 75,549
Due to member	22,131
Total Aggregate Indebtedness	$ 97,680
Computation of Basic Net Capital Requirements:	
Minimum net capital required (6 2/3% of Total Aggregate Indebtedness)	$ 6,515
Excess Net Capital	$ 14,940
Ratio: Aggregate Indebtedness to Net Capital	4.56 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2011):	
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 33,450
Increase in assets	96
Increase in liabilities	(12,091)
Net Capital per above	$ 21,455

See independent auditors' report.

Point Capital Markets, L.L.C.

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of
The Securities and Exchange Commission
June 30, 2011

Note:

Point Capital Markets, L.L.C. is in compliance with The Securities and Exchange Commission Regulation 240.15c3 (k) (2) (ii) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.

See independent auditors' report.

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

To The Member Of

Point Capital Markets, L.L.C.
Chatham, New Jersey

In planning and performing our audit of the financial statements of Point Capital Markets, LLC (the Company) as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

(Continued)

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Point Capital Markets, L.L.C., to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
August 24, 2011

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net